Exhibit 4.1

[FORM OF NOTICE TO STOCKHOLDERS]

TRADE STREET RESIDENTIAL, INC.

NOTICE TO STOCKHOLDERS WHO ARE RECORD HOLDERS

Up to $100 Million of Shares of Common Stock Issuable Upon Exercise of Transferable Rights

Enclosed for your consideration is a prospectus, dated [                ], 2013 (the “Prospectus”), relating to the offering by Trade Street Residential, Inc. (the “Company”) of transferable rights (the “Rights”) to subscribe for shares of the Company’s common stock, par value $0.01 per share (“Common Stock”), by stockholders of record (“Record Date Stockholders”) as of 5:00 p.m., New York City time, on [                     ], 2013 (the “Record Date”).

Pursuant to the offering, the Company is issuing Rights to subscribe for $100 million of shares of its Common Stock, on the terms and subject to the conditions described in the Prospectus. The Rights may be exercised at any time during the subscription period, which commences on [                 ], 2013 and ends at 5:00 p.m., New York City time, on [                 ], 2013, unless extended by the Company in its sole discretion (as it may be extended, the “Expiration Date”). The Rights are transferable and are listed for trading on the NASDAQ Global Market under the symbol “TSRER” until the Expiration Date.

As described in the Prospectus, Record Date Stockholders will receive one Right for each share of Common Stock owned on the Record Date. The Rights entitle the holders (the “Rights Holders”) to purchase one share of Common Stock at the subscription price of $[        ] per share of Common Stock (the “Subscription Right”).

Holders who fully exercise their rights will be entitled to subscribe for additional shares that remain unsubscribed as a result of any unexercised rights (the “Over-Subscription Right”). The Over-Subscription Right allows a rights holder to subscribe for an additional amount of shares of Common Stock. If sufficient remaining shares of Common Stock are available, all over-subscription requests will be honored in full. If requests for shares of Common Stock pursuant to the Over-Subscription Right exceed the remaining shares of Common Stock available, the remaining shares of Common Stock will be allocated pro-rata among Rights Holders who over-subscribe based on the number of Rights then held. Rights may only be exercised for whole numbers of shares; no fractional shares of Common Stock will be issued in this offering.

The Rights are evidenced by a subscription certificate (a “Subscription Certificate”) registered in your name. Each beneficial owner of shares of the Company’s Common Stock is entitled to one Right for every share of Common Stock owned by such beneficial owner as of the Record Date.

Enclosed are copies of the following documents:

1.	Prospectus, dated [ ], 2013;

2.	Subscription Certificate;

3.	A Notice of Guaranteed Delivery; and

4.	A return envelope, addressed to American Stock Transfer & Trust Company (the “Subscription Agent”).

Your prompt attention is requested. To exercise Rights, you should complete and sign the Subscription Certificate and forward it, with payment of the subscription price in full for each share of Common Stock subscribed for pursuant to the Subscription Right and the Over-Subscription Right to the Subscription Agent, as indicated on the Subscription Certificate. The Subscription Agent must receive the properly completed and duly executed Subscription Certificate and full payment at or prior to 5:00 p.m., New York City time, on the Expiration Date.

You will have no right to rescind your subscription after receipt of your payment of the subscription price, except as described in the Prospectus. Rights not exercised at or prior to 5:00 p.m., New York City time, on the Expiration Date will expire.

ANY QUESTIONS OR REQUESTS FOR ASSISTANCE CONCERNING THE RIGHTS OFFERING SHOULD BE DIRECTED TO AST PHOENIX ADVISORS, THE INFORMATION AGENT, TOLL-FREE AT THE FOLLOWING TELEPHONE NUMBER: 1-866-620-8437.